Filed Pursuant To Rule 433

Registration No. 333-180974

October 6, 2014

Gold Market Has Seen Seismic Shift Over The Past Decade

Hard Assets Investor - Video Transcript with William Rhind, CEO of World Gold Trust Services

Posted October 3, 2014

Mike Norman, Hard Assets Investor (Norman): Hello everybody, and welcome to HardAssetsInvestor.com. I’m Mike Norman, your host. My guest today is William Rhind of the World Gold Council, making a return appearance. William, always nice to have you.

William Rhind, CEO, World Gold Trust Services (Rhind): Thanks Mike. Good to be here.

Norman: I want to congratulate you on your recent appointment as chief executive officer of World Gold Trust Service. I know that this is the unit within the Gold Council. Really, you’re the guy in charge of the GLD. That’s the very-well-known gold contract that trades as a stock, correct?

Rhind: That’s right. Thank you, Mike. So World Gold Trust Services is the sponsor of GLD, so, functionally running the fund itself, which is a $30 billion gold fund, still the largest physical gold fund in the world today.

Norman: Now this GLD—actually people might not realize it—but this has been around, now, for 10 years. Ten years has gone by since the creation of this instrument. And I should say, and I’m sure you would agree, it’s been an extremely successful contract. Has it been more successful than anybody anticipated?

Rhind: Yes. So you’re exactly right, this is the tenth-year anniversary of GLD. So later on this year, it will be 10 years since GLD was first listed on the New York Stock Exchange. And, suffice to say, it’s been an incredible story. At one point it was the largest ETF in the world, eclipsing the S&P 500 ETF. A little bit lower than that today, with gold prices the way that they are, but it has been a phenomenal success and really revolutionized and democratized the physical gold market for the average investor.

Norman: Right. I think that’s the key point and the reason behind its tremendous success, is that it gave access to the gold market, to individual investors, like they really didn’t have before. Talk a little bit about how the gold market has changed in that period of time since GLD, since developments in the market itself, geopolitical, fundamental, the change from the perspective of investors and their perception.

Rhind: I think that the gold market has certainly developed and has transformed itself dramatically from where we were 10 years ago. And there are a number of things that we can talk about, but I think just to name a few highlights, I think on the investment side, you have much more access and awareness of gold as an investment today than you had 10 years ago, much more investor participation—not just here in the United States, but across the world—in gold, and a recognition of gold as an asset class and a vital component of a diversified portfolio.

From the central bank perspective, we’ve had, now, several consecutive years of central banks becoming net buyers of gold, as opposed to net sellers of gold, which they had been a long time previously. We’ve had the rise of China. So China really coming from a position of relative obscurity, as far as gold demand is concerned, to now being the largest gold market in the world, both in terms of production and demand, certainly the end of last year.

And so there have been these big seismic shifts in the gold market over the last 10 years. And I think this general trend of assets of gold moving from west to east, moving from America, moving from developed countries to the east, is one of the biggest—if not the biggest—shift we’ve seen in the last 10 years. And we expect that to continue, going forward.

Norman: Now, as a general argument for gold, when you talk to investors about gold, do you really want to kind of take them away from price levels and instead talk about just the pure hedge of it, the reason behind, let’s say, having 5 or 10 percent in a portfolio, just long term, having it there as a kind of portfolio insurance? Is that really the main argument?

Rhind: From our perspective, we want to try and talk to investors about the benefits of owning gold in a diversified portfolio. And that’s not a short-term trade. It’s a long-term permanent piece of property in your portfolio. And gold is one of the highest-quality liquid assets that doesn’t have credit or counterparty risks associated with it.

And the most, I think, kind of straightforward story that resonates with investors is diversification properties. And that just simply means that it has a low correlation with traditional stocks and bonds within the portfolio. And therefore, it improves the risk/return profile of the portfolio overall.

So we try and talk to investors about having a little bit of gold in their portfolio. And I think that’s the message that applies to all investors on the spectrum. Whether you’re a small retail investor or whether you’re the largest pension fund in the land, the story is still the same.

Norman: I think a strong argument can be made, if you look at the price action over the last several years, when we hit over $1,900 an ounce back in 2011, and now around $1,200 an ounce, and we recently had one of your colleagues on from the Gold Council, Juan Carlos Artigas, demand is still pretty solid.

One would expect that, when you saw a price decline of that magnitude, you would see more of a fall-off in demand. And that hasn’t happened. I think that’s a testament to the way investors perceive gold right now, correct?

Rhind: Yes. And I think it’s also a testament to how the market’s changed. And over the last 10 years or so, we’ve seen the rise of China. India has always been a very, very strong market for gold. But what happened was, as the price came down in dollar terms, that price was bought aggressively by the Chinese consumer and the Indian consumer, and provided a support level for the price, which if it hadn’t been for that, conceivably could have been a lot worse for the gold price.

So that’s a key example of how the market’s changed. And we now have a huge buyer that is China that is voraciously looking to buy gold at a price that appears to be good value for them. And that’s exactly what we saw last year.

Norman: And as the Chinese economy modernizes, as its financial system modernizes, there’s even talk now of cross-border currency relationships, direct-currency relationships between Russia and China, trying to set up an alternate sort of petro-currency, using the Chinese renminbi. What sort of an impact, if any, do you think that would have on gold? Is that a negative? Is it a neutral?

Rhind: I think that for gold, the reason it has such affinity with the Chinese, and to a lesser extent the Indian consumer, is that you have a couple of key things in China. One, you have domestic inflation. And consumers are looking to try and hedge themselves against domestic consumer price inflation. So gold is one of the ways they can do that.

The other thing is, simply, wealth preservation and a savings mechanism. And, when you look at the options available in China to invest your money, gold and property are probably the two standout asset classes that have been used as a way to diversify wealth. And so it’s really a function of domestic inflation pressures on one hand and then using gold as a savings mechanism on the other.

Norman: Are there any new planned ETFs or instruments that you’re going to launch?

Rhind: Well certainly, it’s something that we’re looking very hard at. And, over the next 10 years, we want to be at the forefront again of gold investing and providing gold solutions to investors over the next 10 years. We’ve had GLD over the last 10 years, and we expect GLD to be still an incredibly potent force for investors over the next 10 years. But we also want to focus on bringing new gold investment solutions to investors going forward.

HAI.com: Well, you definitely hit a home run with the GLD. Congratulations, again, on your promotion. And thanks very much for coming on the show.

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